EXHIBIT 99.1

Addex Shareholders Approve All Resolutions at Annual General Meeting

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, June 25, 2025 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that its shareholders approved, with a large majority, all proposals of the board of directors in its 2025 Annual General Meeting (AGM). The votes represented 30.18% of the company's outstanding capital.

Addex shareholders approved the 2024 annual report, the 2024 annual financial statements, the appropriation of the results as well as the compensation report (the latter in a consultative vote). All motions regarding the compensation of the board of directors and the executive management were also approved. In addition, discharge was granted to the members of the board of directors and the executive management for their activities during the business year 2024.

Dr. Vincent Lawton was re-elected as member and chairman of the board of directors and member of the compensation committee; Dr. Raymond Hill was re-elected as member of the board of directors and member of the compensation committee; and Dr. Roger Mills, Mr. Tim Dyer, Mr. Jake Nunn and Dr. Isaac Manke were re-elected as members of the board of directors.

BDO SA were re-elected as the auditors for the 2025 business year and Robert P. Briner, attorney-at-law, was re-elected as the independent voting rights representative until the 2026 Annual General Meeting.
The detailed agenda can be found on Addex’s website at https://www.addextherapeutics.com/en/investors/general-meetings/

About Addex Therapeutics:

Addex is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex also holds a 20% equity interest in a private spin out company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.